1095 Avenue of the Americas
New York, NY 10036-6797
+1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

ELISE M. DOLAN

elise.dolan@dechert.com +1 212 698 3806 Direct +1 212 698 0413 Fax
March 30, 2012
VIA EDGAR
Mr. Houghton R. Hallock
Division of Investment Management
Securities and Exchange Commission
Office of Filings and Information Services
Branch of Registrations and Examinations
Mail Stop 0-25
100 F Street, NE
Washington, D.C. 20549

Re:	Goldman Sachs Trust (the “Trust”) SEC File Numbers: 033-17619 and 811-05349
Dear Mr. Hallock:
This letter responds to comments you provided to Matthew Wolfe and me in a telephonic discussion on March 20, 2012, with respect to your review of Post-Effective Amendment No. 305 (“PEA No. 305”) to the Trust’s registration statement filed with the Securities and Exchange Commission on February 1, 2012. PEA No. 305 was filed for the purpose of updating disclosure related to a change in the investment objective and strategies of the Goldman Sachs Absolute Return Tracker Fund (the “Fund”), which was approved by the Board of Trustees of the Trust (the “Board”). We have reproduced your comments below, followed by our responses.
1.	Comment: Please generally revise the disclosure regarding the Fund’s principal investment strategies in light of “plain English” principles, to the extent reasonably feasible. In doing so, please ensure that terms such as “beta,” “algorithm” and “Component Market Factor” are clearly defined and explained. For example, please consider using bullets to list the Component Market Factors (i.e. U.S. and non-U.S. equity indices, fixed income indices, etc.). Please attempt to link the disclosure regarding the types of investments used by the Fund to the discussion of the Component Market Factors, and clarify how each Component Market Factor is weighted in the Fund’s portfolio (e.g., by explaining that the algorithm determines the weighting given to each Component Market Factor, and how the Fund invests accordingly).

Response: We have incorporated your comment.

March 30, 2012 Page 2
2.	Comment: In light of the Fund’s changes in its investment objective and strategy, and particularly given that the Fund will no longer seek to track the return of the Goldman Sachs Absolute Return Tracker Index (the “GS-ART Index”), please confirm that the Fund’s name would not be considered materially deceptive or misleading for purposes of Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Fund does not believe that the use of the name “Goldman Sachs Absolute Return Tracker Fund” is “materially deceptive or misleading,” as Rule 35d-1 interprets those terms. The Fund’s name does not contain the word “Index,” and the terms “Absolute Return Tracker” do not suggest investment in any particular investments or industries, or otherwise subject the Fund to Rule 35d-1’s requirement to adopt an 80% investment policy. We note in this regard that the Fund was also not subject to this requirement prior to its change in investment objective and strategies.

The Fund believes that the name “Goldman Sachs Absolute Return Tracker Fund” continues to be an appropriate name for the Fund in light of its investment objective and strategies, and does not believe that the name is deceptive or misleading in any way.

3.	Comment: Please consider shortening the Fund’s investment objective (e.g., by stating that “The Fund seeks to deliver long-term total return to approximate the return and risk patterns of hedge funds”).

Response: The Fund’s investment objective, as approved by the Fund’s Board of Trustees and disclosed in the Fund’s registration statement, is to seek “to deliver long-term total return consistent with investment results that approximate the return and risk patterns of a diversified universe of hedge funds.” The Fund believes that the investment objective as currently stated is complete, accurate and clear. Moreover, any change in the wording of the Fund’s objective would require Board approval and at least 60 days’ prior notice to shareholders. Accordingly, the Fund declines to modify its disclosure in this regard.

4.	Comment: Please remove the legend beneath the prospectus’ table of contents that reads “NOT FDIC-INSURED; May Lose Value; No Bank Guarantee.”

Response: We have incorporated your comment.

5.	Comment: Please remove footnote 1 to the Fee Table, and include the statement that a CDSC of 1% is imposed on Class C Shares redeemed within 12 months of purchase

March 30, 2012 Page 3
either in a parenthetical within the Fee Table itself, or as part of the narrative text accompanying the Fee Table.

Response: Instruction 2(a)(i) to Item 3 of Form N-1A expressly permits a Fund to include in a footnote to the table, if applicable, a narrative explanation of the deferred sales charges (loads). Accordingly, the Fund respectfully declines to modify its disclosure in this regard.

6.	Comment: Please consider revising footnote 3 to the Fee Table (and the parallel disclosure under “Service Providers” in the prospectus and under “Expenses” in the statement of additional information (“SAI”) regarding the expense limitation) to shorten and clarify the Fund’s expense limitation arrangement. Because the 0.014% of average daily net assets expense limitation applies only to “Other Expenses,” please consider listing in the excluding parenthetical only those types of expenses that are included within the “Other Expenses” line item (i.e., it is not necessary to list management fees and distribution and service (12b-1) fees as expenses excluded from the expense limitation, because these items are not “Other Expenses”).

Response: We have incorporated your comment.

7.	Comment: Please consider adding more information about the Fund’s performance benchmark, the HFRX Global Hedge Fund Index, or disclosing, for example, that more information about that index is available on the Hedge Fund Research, Inc. website.

Response: We have incorporated your comment by adding disclosure that more information about the HFRX Global Hedge Fund Index is available on the Hedge Fund Research, Inc. website.

8.	Comment: Where applicable, please ensure that the Fund’s risk disclosure is clearly linked back to the relevant strategy disclosure, and please consider whether “Investment Style Risk” and “Strategy Risk” are really principal risks of the Fund (the staff notes that these risks contain similar concepts to “Management Risk”). Please also consider revising “Strategy Risk” to make the risk clearer in light of “plain English” principles.

Response: We have incorporated your comment by modifying risk disclosure as necessary to link back to the relevant strategy disclosure, and removing “Strategy Risk” from the “Principal Risks of the Fund” section.

9.	Comment: Please confirm that the Fund will continue to be “non-diversified” under the 1940 Act.

March 30, 2012 Page 4
Response: The Fund was registered as a non-diversified investment company. However, we have confirmed that, pursuant to current positions of the SEC staff, the Fund’s classification has changed from non-diversified to diversified because the Fund in fact has operated as a diversified fund for more than three years. We have revised the disclosure accordingly.

10.	Comment: Please consider revising the statement in the Fund’s “Principal Strategy” that it “may also invest in cash” to state that the Fund may also invest in, for example, “cash instruments” or “cash equivalents” or another appropriate term.

Response: We have incorporated your comment.

11.	Comment: Please consider including the disclosure presently appearing on page 10 of the prospectus in all caps regarding the Fund’s potential volatility, etc. in the “Principal Risks of the Fund.”

Response: The Fund believes that its principal risks are appropriately disclosed in the “Principal Risks of the Fund” section of its prospectus, and that this disclosure appropriately appears only in the “Investment Management Approach” section. Accordingly, the Fund respectfully declines to modify its disclosure in this regard.

12.	Comment: Under “How Are Shares Priced?” in the prospectus, please modify the disclosure regarding valuation, if necessary, to reflect the valuation practices used for the Fund’s investments. In doing so, please consider expanding the fair valuation disclosure to reflect the nature of the Fund’s investments, especially those that trade over-the-counter.

Response: We have incorporated your comment.

13.	Comment: Please ensure that the derivatives-related disclosures in the prospectus and SAI are appropriate for the Fund, in light of the Letter regarding Derivatives-Related Disclosures by Investment Companies from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, Esq., General Counsel, Investment Company Institute (July 30, 2010).

Response: The Fund hereby confirms that it believes its derivatives-related disclosures to be appropriate.

March 30, 2012 Page 5
14.	Comment: In the “Trustees” table in the SAI, please modify the last column on the right to indicate “Other Directorships Held by Trustee During Past 5 Years,” and provide disclosure for each Trustee in that column accordingly.

Response: Item 17(a)(1) of Form N-1A and instruction 4 thereto require disclosure of “Other Directorships Held by Director,” in the present tense, without a reference to “during past 5 years.” The Form does not require disclosure of other directorships held within the past 5 years. Accordingly, the Fund respectfully declines to modify its disclosure in this regard.

15.	Comment: With respect to the Fund’s fundamental policy on industry concentration (i.e., fundamental policy “(2)” on page B-47 of the SAI), please consider removing the reference to the GS-ART Index. Please also explain in your response letter whether the Fund intends to concentrate its investments in an industry or group of industries based on industry concentration of one or more of the Component Market Factors. Finally, please consider clarifying the Fund’s concentration policy in the SAI (e.g., by stating the Fund’s policy separately from the policy of other Funds within the SAI).

Response: As you are aware, the Fund is changing its investment objective and strategies as indicated in PEA 305. Effective April 2, 2012, the Fund will no longer seek to track the GS-ART Index.

The Fund’s fundamental policy on industry concentration, as disclosed in the SAI, is that it may not:
Invest 25% of its total assets in the securities of one or more issuers conducting their principal business activities in the same industry or group of industries (excluding the U.S. Government or any of its agencies or instrumentalities). Nonetheless, to the extent one or more Component Market Factors are or become concentrated in a particular industry or group of industries, the Fund’s investments may exceed this 25% limitation to the extent that it is necessary to gain exposure to those Component Market Factors to track the GS-ART Index. [Emphasis added.]
Because the Fund will no longer track the GS-ART Index, it will no longer be “necessary for the Fund to gain exposure to those Component Market Factors to track the GS-ART Index.” Therefore, the Fund will no longer rely on that portion of its policy (see the second sentence of the quoted language above) which previously permitted (but did not require) the Fund to concentrate its investments in a particular industry or group. Footnote “*”, which states that “effective April 2, 2012, this exception is not applicable

March 30, 2012 Page 6
to the Fund, as the Fund no longer tracks the GS-ART Index,” was added in an attempt to make this clear.

The Fund does not believe that any changes to its fundamental policy with respect to concentration are required. The policy, as written, does not require the Fund to concentrate its investments, but rather permits the Fund to do so to the extent necessary to track the GS-ART Index. As the Fund will no longer track the GS-ART Index, it will no longer rely on this limited ability to concentrate its investments. Moreover, because the Fund’s policy is fundamental, any change in its wording would require shareholder approval. Thus, the Fund respectfully declines to modify its disclosure in this regard.

Effective April 2, 2012, the Fund will not invest 25% of its total assets in the securities of one or more issuers conducting their principal business activities in the same industry or group of industries (excluding the U.S. Government or any of its agencies or instrumentalities), even if one or more Component Market Factors are or become concentrated in a particular industry or group of industries.

We have incorporated your comment with respect to separately stating the Fund’s concentration policy in the SAI.
Please do not hesitate to contact the undersigned at 212.698.3806 or Matthew Wolfe at 212.649.8703 with any questions or comments concerning this correspondence.
Very truly yours,
/s/ Elise M. Dolan
Elise M. Dolan

cc:	George Djurasovic, Goldman Sachs Asset Management, L.P. Patricia Meyer, Goldman Sachs Asset Management, L.P.